SECURITIES AND EXCHANGE COMMISSION
  Washington, D.C.  20549
       Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No.  4 )*

   KIMBERLY-CLARK CORPORATION    (Name of Issuer)

    Common Stock       (Title of Class of Securities)

    494368103          (CUSIP Number)

Check the following box if a fee is being paid with this statement
( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover pages shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of  7 Pages
CUSIP NO.  494368103
				 13G

1  NAME OF REPORTING PERSON
   S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Bankmont Financial Corp. (Previously updated by Harris
      Bankcorp, Inc. on behalf of Bankmont Financial Corp.)
      51-0275712

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              				     (a) (   )
 See Exhibit           (b) ( X )

3 SEC USE ONLY


4 CITIZENSHIP OR PLACE OF ORGANIZATION     A Delaware Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5 SOLE VOTING POWER          13,792,336

6 SHARED VOTING POWER        66,300

7 SOLE DISPOSITIVE POWER    13,700,818

8 SHARED DISPOSITIVE POWER    121,562

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   	13,859,322

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9        4.9%

12 TYPE OF REPORTING PERSON     HC

*SEE INSTRUCTION BEFORE FILLING OUT!

1(a)  NAME OF ISSUER:
      Kimberly-Clark Corporation

1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

	     DFW Airport Station
	     P. O. Box 619100
	     Dallas, TX  75261

2(a) NAME OF PERSON FILING:
       Bankmont Financial Corp.(Previously filed by Harris
       Bankcorp, Inc. on behalf of Bankmont Financial Corp.)

2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR RESIDENCE:
     111 West Monroe Street
     P. O. Box 755
     Chicago, IL  60690

2(c)  PLACE OF ORGANIZATION OR CITIZENSHIP:
	  A Delaware Corporation

2(d) TITLE OF CLASS OF SECURITIES:      Common stock

2(e)  CUSIP NUMBER:      494368103

3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) [  ] Broker or dealer registered under section 15 of the Act.
(b) [X]  Bank as defined in section 3(a)(6) of the Act.
(c) [  ] Insurance company as defined in section 3(a)(19) of the Act.
(d) [ ] Investment company registered under section 8 of the Investment Company Act.
(e) [ ] Investment adviser registered under section 203 of the Investment Advisers Act of 1940.
(f) [ ] Employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of
	 1974 or endowment fund; see Sec.240.13d-1(b)(1)(ii)(F).
(g) [X] Parent holding company, in accordance with Sec.240.13d-1(b)(ii)(G).
(h) [  ] Group, in accordance with Sec.240.13d-1(b)(1)(ii)(H).


4 OWNERSHIP:

 (a) Amount Beneficially Owned:  13,859,322

 (b) Percent of Class:      4.9%

 (c) Number of Shares as to Which Such Person has:

    (i)Sole power to vote or to direct the vote: 13,792,336

   (ii)  Shared power to vote or to direct the vote:  66,300

   (iii)  Sole power to dispose or to direct the disposition of:
    	  13,700,818

   (iv) Shared power to dispose or to direct the disposition of:
   	  121,562

5 OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following (X).

6 NOT APPLICABLE

7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
  THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

    Bankmont Financial Corp. a Parent Holding Company, filing under Rule 13d-1(b)(ii)(G) on behalf of the following subsidiaries:

	  Harris Bankcorp, Inc., a Parent Holding Company
	  111 West Monroe Street
	  P. O. Box 755
	  Chicago, IL  60690

	  Harris Trust and Savings Bank, a bank
	  111 West Monroe Street
	  P. O. Box 755
	  Chicago, IL  60690

	  Harris Bank Winnetka, N. A., a bank
	  520 Green Bay Road
	  Winnetka, IL  60093

   Harris Bank Naperville, a bank
   503 North Washington Street
   Naperville, IL  60566

	  Harris Investment Management, an investment company
	  111 West Monroe Street
	  Chicago, IL  60603

	  Harris Trust Bank of Arizona, a bank
	  6263 North Scottsdale Road
	  Suite 100
	  Scottsdale, AZ  85250-5401

	  Harris Trust Company of Florida, a bank
	  505 South Flagler Drive
	  Suite 1400
	  West Palm Beach, FL  33401

   Harris Bank St. Charles, a bank
   1 East Main Street
   St. Charles, IL  60690

   Harris Bankmont Inc., a parent holding company
   111 West Monroe Street
   P. O. Box 755
   Chicago, IL  60690

	  Suburban Bank of Barrington, a bank
	  201 South Grove Avenue
	  Barrington, IL  60010


8  NOT APPLICABLE


9  NOT APPLICABLE


10  CERTIFICATION:

By signing below, the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:   After reasonable inquiry and to the best of his knowledge
and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 13, 1996

Bankmont Financial Corp.


BY: (Alan G. McNally)
     Alan G. McNally
     President


				SCHEDULE 13G
			      Exhibit 1


Bankmont Financial Corp., a wholly-owned subsidiary of Bank of Montreal, owns Harris Bankcorp, Inc. Harris Trust and Savings Bank is a wholly-owned subsidiary of Harris Bankcorp, Inc.

Pursuant to Rule 13-d(f)1(iii), Harris Bankcorp, Inc. and Harris Trust and Savings Bank agree to this filing of Schedule 13G by Bankmont Financial Corp. This exhibit is submitted as proof of their agreement and authorization for Bankmont Financial Corp. to file on their behalf.


Date:  February 13, 1996

HARRIS BANKCORP, INC.


BY: (Thomas R. Sizer)
      Thomas R. Sizer
       Secretary


HARRIS TRUST AND SAVINGS BANK


BY:  (Robert J. Fridell)
     Robert J. Fridell
       Vice President


			 SCHEDULE 13G
			Exhibit 2

In accordance with Rule 13d-4, Bankmont Financial Corp., its wholly -owned subsidiary Harris Bankcorp, Inc. and its wholly-owned subsidiary Harris Trust and Savings Bank as Trustee, expressly disclaim beneficial ownership of the 3,862,119 Common Shares held by the Harris Trust and Savings Bank as Trustee of the Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan Trust; the 9,999,166 Shares owned by the Kimberly-Clark Salaried Employees' Incentive Investment
Plan Trust (the "Shares" and the "Trusts"). These Shares are reported on Cover Sheet page 2 and also on pages 4 through 6 of this Schedule 13G.

Under terms of the Trusts, as amended, the Trustee is to vote Shares held by the Trusts in accordance with the instructions received from the Committee and to dispose of the allocated Shares in connection with tender offers in accordance with directions received from Trust participants and beneficiaries. With respect to allocated Shares, if the Trustee shall not receive instructions from a participant (or beneficiary) regarding a tender or exchange offer for Shares, such participant (or beneficiary) shall be deemed to have timely instructed the Trustee not to tender or exchange such Shares. With respect to unallocated Shares, the Trustee is to dispose of such Shares in connection with tender or exchange offers in the same manner and in the same proportion as the allocated Shares with respect to which the Trustee received timely instructions.
The actions and duties of the Trustee pursuant to the provisions of the Plan and the Trust, including but not limited to the provisions described above, are subject to the requirements of the Employee Retirement Income Security Act of 1974.